

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2012

Via E-mail
Dale Schenk, PhD
President and Chief Executive Officer
Neotope Corporation Limited
650 Gateway Boulevard
San Francisco, CA 94080

Re: Neotope Corporation Limited
Registration Statement on Form 10
Filed October 1, 2012
File No. 001-35676

Dear Dr. Schenk:

We have reviewed your registration statement on Form 10 filed on October 1, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

2. Unless otherwise indicated, references to page references and captions in this letter are to the information statement filed as exhibit 99.1.

EXHIBIT 99.1 Information Statement
General

3. It appears that the sale of shares by Neotope to Elan is one of the transactions included in the series of transactions by which Elan will separate its Neotope Business from Elan's other businesses. Accordingly, it appears that this sale of shares to Elan is part of the

spin-off transaction. As described in the information statement, after the sale of shares by Neotope, the Elan shareholders will directly own a reduced percentage of equity securities and voting power in Neotope as compared to their percentage of equity securities and voting power in Elan. Please provide us with a detailed analysis which supports your conclusion that this is consistent with Staff Legal Bulletin No. 4, including support for your conclusion that the transaction is pro rata. Alternatively, please withdraw this registration statement and file a Securities Act registration statement to register this offering prior to seeking shareholder approval for the distribution.

4. We note that the issuance of 99.99% of Neotope's shares will constitute a deemed "in specie" distribution by Elan to holders of record of Elan ordinary shares and Elan ADSs. Please briefly describe the meaning and significance of an "in specie" distribution the first time you use the term.

5. We note that immediately following the separation and distribution, Elan will purchase and acquire 18% of the outstanding ordinary shares of Neotope, consisting of (1) the purchase and acquisition (by way of "share subscription") of newly issued shares of Neotope for cash and (2) the purchase of all Neotope incorporator shares. Please clarify the actions Elan will take to acquire 18% of the outstanding ordinary shares of Neotope. Please also clarify when this will occur. For example, we note that you state on page 15 that it will take the distribution agent up to two weeks to issue the spin-off shares, will the purchase occur during this period?

6. You disclose throughout the information statement that for U.S. federal income tax purposes, Elan expects that, while the matter is not free from doubt, the separation and distribution should qualify as a reorganization under section 368(a)(1)(D) of the Code, and the distribution, as such, should qualify as a distribution of our ordinary shares to Elan shareholders under section 355 of the Code. Please expand your disclosure to disclose the basis for your statement that the matter is not free from doubt. Please include in this discussion when the doubt may rise to the point where the distribution would not qualify as a reorganization.

Summary
Our Company
Overview, page 3

7. Please briefly explain the meaning and significance of being granted "orphan drug designation" and filing an "Investigational New Drug Application" the first time you use such terms.

8. We note that Neotope US will provide research and development services to Elan for a limited time following the separation and distribution. Please revise your disclosure to quantify this length of time.

9. You disclose that research and development services will be provided by Neotope US to Neotope Biosciences and Elan at "arm's length rates." Given that these transactions are related party transactions, this term does not appear appropriate. Please revise to delete the reference to "arm's length rates." In addition, please revise your disclosure on pages 31, 57 and 58 to remove the same reference and expand your disclosure on pages 57 and 58 to describe the payment terms.

Risk Factors, page 4

10. Please expand your disclosure to describe the most significant risks that are associated with each item listed in the bullet points in this section.

Questions and Answers About the Separation and Distribution
Q: Why is the separation of Neotope structured as a distribution and not a sale?, page 7

11. Please revise your disclosure to explain how a distribution will "create long term value" for Elan Shareholders and why it will "provide greater assurance that decisions regarding Neotope's capital structure support future financial stability" compared to a sale.

Q: How will Elan vote our ordinary shares that it acquires immediately following the separation and distribution?, page 8

12. You disclose here that Elan has agreed to vote the ordinary shares that it acquires immediately following the separation and distribution in proportion to the votes cast by your other shareholders and will grant you a proxy with respect to such shares. You reference the section "Arrangements between Elan and Neotope" for more information, however, you do not disclose any information regarding this matter in the referenced section. Please expand your disclosure on pages 55, 94 and 99 to disclose the material terms of this agreement. In addition, please file a copy of the document or agreement that memorializes the terms of this agreement.

Terms of the Separation and Distribution and Related Transactions, page 15

13. Please expand your disclosure to disclose the holder(s) of the incorporator shares.

Risk Factors, page 18

14. You disclose that your business may be adversely affected by risks and uncertainties not known to you or risks that you currently believe to be immaterial. Please delete this statement as it is not appropriate to warn investors about risks which you are not currently aware or believe to be immaterial.

<u>We will require additional capital to fund our operations, and if we are unable to obtain…, page 18</u>

15. We note that following your separation from Elan, you believe that your existing cash and cash equivalents, will be sufficient to support you through approximately June 30, 2015 and that any future capital requirements will depend on many factors that are currently unknown. Please revise your disclosure in this section to quantify the amount of your cash and cash equivalents, working capital and your rate of negative cash flow per month. In addition, we also note that you plan to initiate a Phase 1 clinical trial for NEOD001 in late 2012. To the extent practicable, please quantify the amount of funds you will need to complete this Phase 1 trial.

<u>Our collaborators, prospective collaborators, and suppliers will need assurances…, page 19</u>

16. You disclose that some of your collaborators, prospective collaborators and suppliers will need assurances that your financial resources and stability on a stand-alone basis is sufficient to satisfy their requirements for doing or continuing to do business with you. Please expand this risk factor to disclose each collaborator, prospective collaborator or supplier that you have not yet satisfied their requirements for doing or continuing to do business with you.

<u>We will rely on third parties to conduct our clinical trials, and those third parties…, page 25</u>

17. We note that you have entered into agreements with third parties, and to date, you believe your consultants, contract research organization and other similar entities with which you are working have performed well. Please expand your disclosure in this section and throughout your filing, as appropriate, to discuss the current third parties that are material to your business, if any. Also, if you have entered into any agreements with these third parties, please expand your disclosure in the Business section to disclose the material terms of these agreements and file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Similarly, in the your risk factors following this risk factor, please expand your disclosure concerning your collaborators, manufacturers, and suppliers.

<u>If we are unable to adequately protect the intellectual property…, page 27</u>

18. Please expand your disclosure in this risk factor to discuss any material patents, whether owned or licensed, and the expiration date of such patents.

<u>Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming…., page 28</u>

19. You disclose that if you become entangled in the matter between AIA and Elan, you expect Elan to reimburse you for your expenses and indemnify you for any damages.

Please expand your disclosure here and on page 56 to clarify if this is a contractual obligation and if there are any limits or caps on the expense reimbursement or indemnity.

We may be subject to claims that our employees have wrongfully used or disclosed…, page 29

20. To the extent that you have received notice of any claims that your employees have wrongfully used or disclosed trade secrets of their former employers, please revise your disclosure to discuss such claims and the potential consequences.

We may not realize some or all of the potential benefits we expect from our separation…, page 29

21. We note your one example why you may not be able to achieve some or all of the benefits that you expect to achieve as a result of your separation from Elan. Please expand your disclosure to describe the other reasons why you may not realize the benefits you anticipate.

Our historical and pro forma financial information is not necessarily representative of the results…, page 31

22. Please expand your disclosure to provide a quantified estimate of the additional costs that you disclose in this section.

We expect that we will be treated as a passive foreign investment company, which…, page 32

23. Please revise your disclosure to describe the meaning and significance of the terms "passive foreign investment company" and "qualified electing fund" the first time you use them.

After the distribution, certain of our executive officers and directors may have actual…, page 33

24. We note that certain persons you expect will be your executive officer and directors will be former officers and employees of Elan. Please revise your disclosure to include the names of these individuals, their current positions with Elan and their financial interest in Elan.

The Separation and Distribution and Related Transactions
Reasons for the Separation and Distribution and Related Transactions, page 40

25. We note that you have provided a description of the key benefits of the separation and distribution. Please expand your disclosure to also provide a similar description of the costs and risks associated with the transaction which you have outlined on page 41.

Improved Management Incentive Tools, page 41

26. Similar to your disclosure of each of the benefits of the transaction, please expand your disclosure to include a discussion of each of the costs and risks associated with the transaction rather than just listing general items.

Manner of Effecting the Separation and Distribution and Related Transaction
Distribution of Our Ordinary Shares, page 42

27. We note that the aggregate value of the ordinary shares issued by Neotope will be equal to the value of the Neotope Business transferred by Elan to Neotope. Please expand your disclosure to describe how the value of the Neotope Business will be determined.

Arrangements Between Elan and Neotope, page 55

28. In this section you have referenced other ancillary agreements. Please expand your disclosure to include all material terms of these agreements, including the material payment terms, duration and termination provisions and file copies of these agreements as exhibits to your amended registration statement. See Item 601(b)(10)(ii)(A) and (B) of Regulation S-K. Alternatively, please provide us with a description of each agreement and a detailed analysis that supports your conclusion that these agreements are not material and are not required to be filed.

29. Please expand your disclosure of each of the agreements in this section to disclose the term and termination provisions of each agreement.

Separation and Distribution Agreement, page 55

30. Please expand your disclosure to list the material assets to be transferred and the material liabilities to be assumed by Neotope.

Transition Services Agreement, page 57 and Research Services Agreement, page 58

31. Please expand your disclosure to provide a summary of the "specified services" which are the subject of the Transition Services Agreement. Similarly, please do the same for the "certain research and development services" which are the subject of the Research Services Agreement.

Unaudited Pro Forma condensed Carve-Out Combined Financial Statements, page 64

32. In the first question on page 9 you indicate how existing Elan equity-based awards to your employees will be treated upon and after your separation and distribution transactions. Please tell us and revise your disclosure in MD&A and/or elsewhere to indicate how you will account for these awards going forward and reference for us

separately the authoritative literature you rely upon to support your anticipated accounting. To the extent that compensation will be recorded related to the accelerated vesting of some awards, please disclose the anticipated amount of the charge that will be recorded upon the completion of your anticipated transactions. In addition, to the extent appropriate, disclose that you do not include this charge in your pro forma statements of operations as it is directly attributable to the anticipated transactions and is non-recurring.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>
<u>Research and Development Expenses, page 71</u>

33. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

   Please disclose the following information for each of your major research and development projects:

   • The costs incurred during each period presented and to date on the project;
   • The nature, timing and estimated costs of the efforts necessary to complete the project; and
   • The period in which material net cash inflows from significant projects are expected to commence.

   Regarding the first bullet, it appears from your disclosure on this page that you track at least some research and development costs by project. If you do not track all research and development costs by project, disclose the nature of the costs tracked by project and reconcile the total of your project costs to the amounts presented in your statements of operations for each period presented. If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. For those costs not tracked at a project level, please provide other quantitative or qualitative disclosure that indicates the amount of your resources being used on the project.

   Regarding the second bullet, disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Business
Our Lead Programs, page 76

34. You disclose that you are working with the University of Tennessee and University of California, San Diego. Please expand your disclosure to clarify whether you have collaboration agreements with these universities. If so, please expand your disclosure to provide the material terms of these agreements, including the rights and obligations, aggregate amount paid to date, aggregate milestone payments, range of royalties, term and termination provisions. Please also file a copy of each agreement as an exhibit to your registration statement. Alternatively, please provide us with an analysis that supports your conclusion that you are not substantially dependent on these agreements.

Patents and Intellectual Property Rights, page 82

35. We note that you currently own issued patents and pending applications in the United States and pending patent applications in other countries relating to NEOD001 and your synucleinopathy and MCAM programs, as well some of your discovery programs. We also note that from Elan, you hold non-exclusive licenses under patent rights relating to research tools such as animal models and assay technology in support of your programs relating to synucleinopathies and Alzheimer's disease. Please expand your disclosure to describe your material patents, including:

- Specific products, product groups or technologies to which such patents relate;
- Type of patent protections (e.g., composition of matter, use of process);
- Patent expiration dates; and
- Identification of applicable jurisdictions outside of the United States where you have material patent applications pending.

36. We note that you currently license non-exclusive patent rights relating to research tools such as animal models and assay technology in support of your programs relating to synucleinopathies and Alzheimer's disease from Elan. It appears that this license relates to your lead program for synuclein antibodies for Parkinson's disease and other synucleinopathies, please revise your disclosure to clarify whether you have a license agreement documenting your license from Elan. If so, please expand your disclosure to describe the material terms of the agreement, including the rights and obligations, aggregate amounts paid to date, aggregate milestone payments, range of royalties, term and termination provisions. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. If there is no license agreement currently in place, please revise your disclosure to state whether you plan to enter into one as part of the demerger.

Product Supply, page 83

37. You disclose that you are dependent on Boehringer Ingelheim to manufacture your clinical supplies of NEOD001. Please expand your disclosure to disclose the material

terms of this agreement and file a copy of the agreement as an exhibit to your registration statement. Alternatively, please provide us with an analysis that supports your conclusion that you are not substantially dependent on this agreement under Item 601(b)(10) of Regulation S-K.

Facilities, page 84

38. Please file your lease agreement as an exhibit pursuant Item 601(b)(10) of Regulation S-K.

Executive Compensation, page 89

39. Please file copies of any employment agreements or other compensation plans or agreements that you intend to adopt at or prior to the spin-off as exhibits to your next amended registration statement.

Director Compensation, page 92

40. We note that you plan to include additional descriptions of your director compensation policies in an amendment to your filing. Please note that we may have additional comments once this information is provided.

Certain Relationships and Related Person Transactions, page 94

41. Based on your disclosures on pages 31, 55 and throughout the information statement, the agreements Elan will enter into with Neotope in connection with the separation, including the separation and distribution agreement, subscription agreement, tax sharing agreement, transition services agreements, a research services agreement and other ancillary agreements, were prepared in the context of the separation while Elan owned the Neotope Business and established the terms. As a result, the terms of those agreements may not reflect terms that would have resulted from arm's-length negotiations between unaffiliated third parties. Please expand your disclosure in this section to provide the information required by Item 404 of Regulation S-K. Alternatively, please provide us with a detailed analysis that supports your conclusion that these transactions are not related party agreements.

Indemnification of Directors and Officers, page 109

42. You disclose that you expect to enter into indemnification agreements with your directors and certain executive officers. Please file a copy of your indemnification agreement and disclose the executive officers that have entered into the agreement.

Unaudited Interim Condensed Carve-Out Combined Statements of Operations, page F-5

43. On page 64 you indicate your intent to disclose pro forma net loss per share information for the latest year and interim period. Please revise the presentation of your statements of operations and your selected historical carve-out combined financial data on page 62 to present the pro forma net loss per share information for these periods on the face of those statements. Also, please provide footnote disclosure to explain your presentation, where appropriate.

Notes to the Unaudited Interim Condensed Carve-Out Combined Financial Statements
2. Significant Accounting Policies
(a) Basis of preparation and presentation of financial information, page F-9

44. Please revise your disclosure to provide the affirmative statement regarding your opinion that all adjustments necessary in order to make the interim financial statements not misleading were made in accordance with Instruction 2 to Item 8-03 of Regulation S-X.

(e) Revenue, page F-11

45. Please clarify for us and in your disclosure the nature of the research and development services provided to Elan, and what is meant by the statement "these fees include a mark-up to certain costs incurred". This also applies to your disclosure on page F-23.

Notes to the Carve-Out Combined Financial Statements
14. Related Parties, page F-33

46. Please separately present all related party transactions on the face of your financial statements as required by Item 4-08(k) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins at (202) 551-3658 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Via E-mail
        Christopher T. Cox, Esq.
        Cadwalader, Wickersham & Taft LLP
        One World Financial Center
        New York, New York 10281